Exhibit 3.81

State of Delaware Secretary of State Division of Corporations Delivered 02:18 PM 09/28/2012 FILED 02:18 PM 09/28/2012 SRV 121080429 - 4493449 FILE

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

UNIVERSALPEGASUS INTERNATIONAL, INC.

UniversalPegasus International, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

A.    The name of the Corporation is UniversalPegasus International, Inc. The original name of the Corporation was UP Holdings Inc. The original Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of Delaware on January 23, 2008. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of Delaware on February 8, 2008. A Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of Delaware on September 28, 2009. A Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of Delaware on December 14, 2010.

B.    This Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware, and amends the provisions of the Corporation’s Second Amended and Restated Certificate of Incorporation described herein.

C.    The Second Amended and Restated Certificate of Incorporation is hereby amended by inserting a new Article X immediately following existing Article IX reading in its entirety as follows:

Notwithstanding anything in this Second Amended and Restated Certificate of Incorporation of the Corporation to the contrary: (i) the consummation of the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Corporation, Universal Pegasus International Holdings, Inc. and UP Merger Sub, Inc., dated as of the date hereof, although constituting a Fundamental Change, an Organic Change, and/or a Change in Ownership hereunder, shall not cause a redemption or otherwise give rise to any obligation or right to redeem any shares of Series AA Preferred or Series A-l Preferred under Article IV, Section D.5 or Article IV, Section D.6, or any other provision of this Second Amended and Restated Certificate of Incorporation, and, in connection with the transactions contemplated by the Merger Agreement, the Corporation shall not be required to comply with any of the obligations of such provisions including, without limitation, any obligation to send notices under Article IV, Section D.6(f) of the Second Amended and Restated Certificate of Incorporation; and (ii) in the event of any closing of the transactions contemplated by the Merger Agreement, each of the outstanding shares of Series AA Preferred and Series A-l Preferred shall be immediately cancelled and converted solely into the right to receive the merger consideration allocated to each such share of Series AA Preferred or Series A-l Preferred, as applicable, in accordance with the terms of the Merger Agreement (and no more), without any further action by the holder of such shares.

IN WITNESS WHEREOF, UniversalPegasus International, Inc. has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of UniversalPegasus International, Inc. to be signed by Philip Luna, its Chief Executive Officer and President, this 28th day of September, 2012.

UNIVERSALPEGASUS INTERNATIONAL, INC.

By:
Name:	Philip Luna
Title:	Chief Executive Officer and President